VIA EDGAR

Mr. Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, DC 20549
August 5, 2016

Re:	TripBorn, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 19, 2016
File No. 333-210821

Dear Mr. Dobbie:

On behalf of TripBorn, Inc., a Delaware Corporation, please find below our response to your comment letter dated August 1, 2016. In this letter, references to “we,” “ours,” “us” and the “Company” refer to TripBorn, Inc. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form S-1, as amended.

The numbered paragraphs below set forth the staff’s comments together with our response. For your convenience, we have repeated each of the staff’s comments in italics immediately above our responses to each corresponding comment.

Risk Factors, page 9

Risks Related to Our Common Stock, page 15

We will require additional financing, page 16

1.           We note your response to our prior comment 11 and reissue in part. Please expand the risk factor to disclose the amount of principal and accrued interest you will have to repay pursuant to the terms of the outstanding convertible notes if you do not have an underwritten public offering of your common stock in connection with a listing on a national securities exchange prior to the maturity dates of the convertible notes.

Response:

We have revised this risk factor to read as follows: “We will require additional financing to sustain our business, which may not be available on favorable terms, if at all. We estimate that we will require approximately $1,700,000 and $5,800,000 in the next 12 and 24 months respectively, to continue and grow our business. We may seek additional funding through a combination of equity offerings, debt financings or other third-party funding and other collaborations, strategic alliances and licensing arrangements to fully implement our business plan. For instance, in fiscal years 2016 and 2017 we issued convertible notes, which may convert into shares of our common stock in the future. If we raise additional funds through the issuance of equity or convertible debt securities, our stockholders may experience significant dilution. In addition, these new securities may contain certain rights, preferences or privileges that are senior to those of the shares of our common stock, which may decrease the value of your investment in our common stock. If we cannot obtain additional financing, we will not be able to achieve the sales growth that we need to cover our costs, and our results of operations would be negatively affected.  Additionally, pursuant to the terms of the convertible notes described above, if we do not complete an underwritten public offering on a national securities exchange prior to the convertible notes maturing in 2019, we may be obligated to repay up to $2,126,801 to the holders of such convertible notes, which includes $476,318 in interest. If we do not obtain additional financing prior to the notes maturing, we may be unable to repay the note holders or may have to limit our growth plans, either of which could negatively impact our results of operations.”

Business, page 30

Distribution, page 33

2.           Please disclose the one-time enrollment fee you charge to your travel agent customers.

Response:

We have revised the disclosure under “Distribution” in the “Business” section of the prospectus as follows: “We also charge our travel agent customers a one-time enrollment fee of $75 - $100.”

Security Ownership of Certain Beneficial Owners and Management, page 39

3.           Please name all of your directors and named executive officers in the table on page 39.

Response:

We have revised the table under “Security Ownership of Certain Beneficial Owners and Management” to name all of our directors and named executive officers.

Note 7: Intangible Assets, page F-9

4.           We note your responses to prior comments 22 and 23. As the license was in substance controlled by the same owner before and after the agreement was entered into, it appears that the license should be recorded at its historical cost to the seller (in accordance with ASC 350). Please advise or revise accordingly.

Response:

As described in Note 7 to our consolidated financial statements, we have recorded the Travelcord software, not the license at historical cost to the seller pursuant to ASC 350-40, Intangibles - Goodwill and Other, Internal Use Software. The software license has at all times been held by Sunalpha. As we have ownership rights to the software, any costs associated with the software license to Sunalpha have been eliminated in consolidation. As discussed with the staff, below is a summary of the parties and transactions that have been involved in the development, ownership and use of the Travelcord software.

Takniki Communications (“Takniki”). As described under “Management” in the prospectus, Takniki Communications is an information technology service company formed in 1998 under the laws of the Republic of India that provides information technology solutions, including software development and maintenance services. Our Vice President and director, Sachin Mandloi is the President and founder of Takniki. Mr. Mandloi beneficially owns 46.5% of our common stock outstanding.

Arna Global LLC (“Arna”). As described under “Certain Relationships and Related Person Transactions” in the prospectus, Arna is a holding company under the laws of Delaware, which is wholly-owned by our Chief Executive Officer and director, Deepak Sharma. Arna beneficially owns 46.5% of our common stock outstanding.

Sunalpha Green Technologies Private Limited (“Sunalpha”). As described in the “Business” section and elsewhere in the prospectus, our President and director, Deepak Sharma formed our operating subsidiary, Sunalpha Green Technologies Private Limited under laws of the Republic of India in 2010. Sunalpha commenced operations as an Online Travel Agent, or OTA in India in February 2014. We acquired substantially all of the outstanding shares of Sunalpha on December 14, 2016.

TripBorn, Inc. (“TripBorn”). Arna acquired TripBorn through a stock acquisition on December 8, 2016. Arna and Sachin Mandloi each beneficially own 46.5% of the outstanding common stock of TripBorn.

Background of the Transactions regarding the Travelcord Software.

1.           Entry into the Software Development Agreement between Takniki and Arna. As described under “Intellectual Property” in the “Business” section of the prospectus, on January 26, 2015, Arna entered into a Software Development Agreement with Takniki for the development of the Travelcord software (the “Software Development Agreement”). Under the Software Development Agreement, Takniki agreed to develop Travelcord for Arna and provide support for a maximum fee of $906,000.

2.           Licensing of Software from Arna to Sunalpha. In turn, Arna licensed Travelcord to Sunalpha under a Software Licensing Agreement dated April 1, 2015 (the “Software Licensing Agreement”). Under the terms of this agreement, Sunalpha agreed to pay Arna a one-time implementation and customization user fee of $956,000 and a fee of $215,000 for each five-year term of the agreement.

3.           Transfer of Software Ownership and Development Rights from Arna to TripBorn. Following our acquisition of Sunalpha, Arna assigned its ownership and development rights with respect to the Travelcord software to us pursuant to the Software Agreement dated December 16, 2015 (the “Software Agreement”). We agreed to pay Arna $956,000 for the Travelcord software and for development rights, which we paid in the form of a convertible promissory note. Arna also transferred to us its right to license the software to Sunalpha under the Software Licensing Agreement described above.

4.           Licensing of Software from TripBorn to Sunalpha. Pursuant to a letter agreement dated December 16, 2015, Sunalpha has agreed to pay us a one-time implementation and customization user fee of $956,000 and a fee of $215,000 for each five-year term as originally provided under the Software Licensing Agreement with Arna described above.

Pursuant to ASC 350-40, Intangibles - Goodwill and Other, Internal Use Software, we recorded the cost of the Travelcord software at Arna’s historical cost, composed of both internal and external costs incurred to develop the software as per ASC-40-30-1. Accordingly, we did not recognize any goodwill in recording this transaction.

We have revised Note 7 regarding intangible assets as follows:

 “Intangible assets consist of the following as of March 31, 2016 and March 31, 2015:

	March 31, 2016	March 31, 2015
API Access	$121,455	$38,309
Software	956,000	-
Total	1,077,455	38,309
Accumulated amortization	(229)	(33)
Intangible assets, net	$1,077,226	$38,276

Amortization expense for the year ended March 31, 2016 was $191 and March 31, 2015 was $24 respectively.

Intangible assets consist of Application Programming Interface (API) access with major travel companies and a customized online transaction platform called Travelcord for use on the Company’s website, www.tripborn.com. Application Programming Interface components are used to send/receive/retrieve various data to and from supplier systems for tickets availability, pricing, aggregation and booking information. The API specifies how software components or applications should interact with each other using graphical user interfaces (GUI). These components are automated software components or set of routines, protocols and tools for building and communicating various software applications.

Following the Company’s acquisition of Sunalpha, the Company acquired ownership and development rights to the Travelcord software from Arna for a fee of $956,000 pursuant to a Software Agreement dated December 16, 2015. The Company paid the $956,000 fee to Arna in the form of a convertible promissory note. The Travelcord software was recognized as an intangible asset at historical cost pursuant to ASC 350-40 Intangibles – Goodwill and Other, Internal Use Software, and no goodwill was recognized. Arna acquired the Travelcord software from Takniki Communications, which is wholly-owned by our Vice President and director, Sachin Mandloi pursuant to a Software Development Agreement, dated January 26, 2015.

*   *   *

Please do not hesitate to contact us if you have any question regarding the foregoing responses, or if you have additional questions. Please direct your questions to our counsel, Alex R. McClean at (585) 231-1248.

Thank you for your time and cooperation.

Very truly yours,
/s/ Deepak Sharma
Deepak Sharma
President and Chief Executive Officer

cc:
Richard J. Shaw (LogiCore Strategies, LLC)
Alex R. McClean (Harter Secrest & Emery LLP)
P.K. Ram (Ram Associates)